Jibby Coffee, Inc. (the "Company") a Delaware Corporation
Financial Statements and
Compilation Report
Years ended December 31, 2023

Balance Sheet - Jibby Coffee, Inc.	
As of December 31st, 2023	
ASSETS	
Current Assets	
Total Bank accounts	**$ 65,836.44**
Total Undeposited funds (UDF)	**$ 9,253.53**
Inventory	$ 40,288.52
Loan to a related party	
Total Loan to a related party	**$ (21,598.81)**
Total Current Assets	**$ 93,779.68**
TOTAL ASSETS	**$ 93,779.68**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Total Credit cards	**$ 25,673.12**
Total Accounts payable (A/P)	**$ 2,358.01**
Total Deferred revenue	**$ 486.04**
Total Payroll liabilities	**$ 80.04**
Total Tax liabilities	**$ (414.09)**
Total Current Liabilities	**$ 28,183.12**
Long Term Liabilities	$ 0
TOTAL LIABILITIES	**$ 28,183.12**
EQUITY	
Capital	
Total Capital	**$ 698,774.47**
Retained earnings	$ (454,919.01)
Current Year Net Profit	$ (178,258.90)
TOTAL EQUITY	**$ 65,596.56**
TOTAL LIABILITIES & EQUITY	**$ 93,779.68**

Profit and Loss - Jibby Coffee, Inc.	
From January 1st, 2023 to December 31st, 2023	
Gross Profit	
Net Sales	
Total Sales	**$ 219,604.27**
Total Discounts & promotions	**$ (75,833.48)**
Total Refunds & returns	**$ (2,189.23)**
Total Net Sales	**$ 141,581.56**
Cost of Goods Sold	
Total Product COGS	**$ (53,800.73)**
Total Shipping & fulfillment	**$ (39,361.34)**
Total Merchant fees	**$ (7,405.25)**
Other Costs of Goods Sold	
Dead inventory	$ (25,000.00)
Total Other Costs of Goods Sold	**$ (25,000.00)**
Total Cost of Goods Sold	**$ (125,567.32)**
Total Gross Profit	**$ 16,014.24**
Net Operating Profit	
Operating Expenses	
Total General & administrative (G&A)	**$ (51,809.77)**
Total Payroll	**$ (47,205.49)**
Total Advertising & marketing	**$ (94,663.85)**
Total Research & development (R&D)	**$ (671.27)**
Total Operating Expenses	**$ (194,350.38)**
Total Net Operating Profit	**$ (178,336.14)**
Net Profit before taxes	
Interest & Financing	
Total Interest & financing expenses	**$ (3,054.87)**
Total Interest & Financing	**$ (3,054.87)**
Other Income & Expenses	
Total Other Income	**$ 2,632.15**
Total Other expenses	**$ (0.04)**
Total Other Income & Expenses	**$ 2,632.11**
Total Net Profit before taxes	**$ (178,758.90)**
Net Profit	
Total Taxes	**$ 500.00**
Total Net Profit	**$ (178,258.90)**

Cash Flow Report - Jibby Coffee, Inc.		
From: January 1st, 2023 to December 31st, 2023		
	Cash outflow	**Cash inflow**
Net cash flow		
Net operating activities		
Operating activities		
Total Sales receipts	$ 0	$ 219,854.27
Total Discounts & promotions	$ (75,833.48)	$ 0
Total Refunds & returns payments	$ (2,337.37)	$ 148.14
Total Inventory	$ (56,956.60)	$ 0
Total Shipping & fulfillment payments	$ (42,633.59)	$ 0
Total Merchant fees payments	$ (7,477.22)	$ 71.97
Total General & administrative (G&A) payments	$ (53,550.90)	$ 618.53
Total Salaries & wages payments	$ (50,873.51)	$ 38.08
Total Advertising & marketing payments	$ (55,460.27)	$ 1,421.89
Total Research & development (R&D) payments	$ (671.27)	$ 0
Total Taxes	$ (2,709.29)	$ 1,594.20
Total Other receipts	$ 0	$ 2,632.15
Total Other payments	$ (0.04)	$ 0
Total: Undeposited funds (UDF)	$ (9,253.53)	$ 0
Total Operating activities	$ (357,757.07)	$ 226,379.23
Total Net operating activities	$ (131,377.84)	$ 0
Total Net investing activities	$ 0	$ 0
Net financing activities		
Financing activities		
Total Capital	$ (4,500.00)	$ 163,345.43
Total Loans	$ (29,977.72)	$ 0
Total Loans to a related party	$ (10,135.22)	$ 4,551.00
Total Interest & financing payments	$ (3,687.50)	$ 631.05
Total Financing activities	$ (48,300.44)	$ 168,527.48
Total Net financing activities	$ 0	$ 120,227.04
Total Net uncategorized transactions	$ 0	$ 0
Total Net cash flow	$ (11,150.80)	$ 0
Cash reconciliation		
Net change in cash-on-hand		
Cash-on-hand		
Total Banks	$ 55,153.07	$ 65,836.44
Total Credit Cards	$ (3,838.95)	$ (25,673.12)
Total Cash-on-hand	$ 51,314.12	$ 40,163.32
Total Net change in cash-on-hand	$ (11,150.80)	$ 0

Jibby Coffee, Inc. Summary Cap Table					
As of 12/31/2023					
	Shares Authorized	Shares Issued and Outstanding	Fully Diluted Shares	Fully Diluted Ownership	* Cash Raised
Common Stock classes					
Common Shares (CS)	10,000,000	758,228	758,228	81.120%	$ 15,010.00
Total Common Stock issued and outstanding			758,228	81.120%	$ 15,010.00
Preferred Stock classes					
Total Preferred Stock issued and outstanding				.000%	$ -
Convertibles					
SAFE Financings (SAFE)					$ 673,932.00
Jibby Pre-Seed – $4M, 20% (CN)					$ -
Total Convertibles issued					$ 673,932.00
2021 OMNIBUS STOCK INCENTIVE PLAN	176,471				
RSAs not purchased				.000%	
Options and RSUs issued and outstanding			18,864	2.018%	
Shares available for issuance under the plan			157,607	16.862%	
Totals			934,699	100.000%	$ 688,942.00

Jibby Coffee, Inc. Intermediate Cap Table							
As of 12/31/2023							

Stakeholder ID	Name	Common Shares (CS)	Options and RSU's Outstanding Under 2021 OMNIBUS STOCK INCENTIVE PLAN	Outstanding Shares	Fully Diluted Shares	Outstanding Ownership	Fully Diluted Ownership
	Other common holders	758,228	18,864	758,228	777,092	100.000%	83.138%
	Options and RSU's issued and outstanding		18,864				
	Shares available for issuance under the plan		157,607		157,607		16.862%
	Fully diluted shares	**758,228**	**176,471**		**934,699**		**100.000%**
	Fully diluted ownership	**81.120%**	**18.880%**		**100.000%**		
	Total Shares outstanding	**758,228**		**758,228**		**100.000%**	
	Percentage outstanding	**100.000%**		**100.000%**			
	Price per share						

Jibby Coffee, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Jibby Coffee, Inc ("the Company") was formed in Delaware on July 21, 2020. The Company's mission is to revolutionize daily rituals by infusing coffee and tea with wellness ingredients. Operating with a remote team across New York, NY, and Miami, FL, the Company's primary market is health-conscious consumers across the United States. Leveraging the power of eCommerce and retail distribution, Jibby provides unique coffee experiences with added benefits like collagen, MCT oil, and adaptogens.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation**:** Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities.

Use of Estimates and Assumptions: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents: Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments: ASC 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. These tiers include: Level 1: defined as observable inputs such as quoted prices in active markets; Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations: The Company operates exclusively in the consumer food and beverage industry, with operating segments aggregated into three reportable segments: 1) U.S. Retail; 2) U.S. Amazon.com; and 3) eCommerce Direct-to-Consumer (www.jibbycoffee.com). The U.S. Retail segments accounted for approximately 60 percent of fiscal 2023 net sales, the remaining 40 percent came from Amazon.com and eCommerce.

<u>Concentrations of Credit Risks</u>: The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition: The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues primarily through the sales of ready-to-drink coffee and tea, as well as powdered coffee and tea. The Company's performance obligations are typically satisfied upon shipment of the products to the customers. The significant payment terms include immediate payment at the point of sale for eCommerce customers and net 30-day terms for wholesale customers.

The consideration amount is fixed at the time of sale, and there is no significant financing component involved in the transactions. The nature of goods that the Company promises to transfer consists of both ready-to-drink canned and powdered coffee and tea beverages. The Company is acting as a principal in these transactions as it controls the goods before transferring them to the customers.

The Company has obligations for returns and refunds. Customers are allowed to return any product within 30 days of purchase if they are not satisfied with it, subject to certain conditions. The Company establishes a liability for expected returns at the time of sale and records an asset for its right to recover products from customers on settling the refund liability.

Revenue is recognized net of this estimated returns allowance. The Company also generates revenues by selling coffee subscription services to online direct-to-consumer customers. These customers receive regular deliveries of our coffee and tea over the subscription period. The Company's primary performance obligation is to deliver a specified quantity and quality of coffee to subscribers each month, and revenue is recognized over the life of the subscription as these performance obligations are satisfied. Payments for subscription services are typically collected upfront at the beginning of each subscription period, which can be monthly, quarterly, or annually. The consideration amount is fixed at the beginning of the subscription period, and there is no significant financing component involved in these transactions.

The Company has obligations for returns and refunds. Customers are allowed to return any product within 30 days of purchase if they are not satisfied with it, subject to certain conditions. The Company establishes a liability for expected returns at the time of sale and records an asset for its right to recover products from customers on settling the refund liability. Revenue is recognized net of this estimated returns allowance.

<u>Inventory</u>: The Company's inventory consists of raw materials and finished goods. Inventory is valued at cost on the "first-in, first-out" (FIFO) basis. There was a significant portion of unsellable or expired inventory in 2023 due to the directional product pivot towards non-CBD products.

<u>Accounts Receivable</u>: Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs: Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative: General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation: The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The Company has set a limit on the number of shares of Common Stock available for awards under its 2021 Stock Incentive Plan at 176,471 shares of Common Stock; As of December 31, 2022, no shares have been issued under the plan.

Income Taxes: The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States, New York, and Florida. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3: RELATED PARTY TRANSACTIONS

Jibby Coffee Inc. engages in transactions with related parties, which are disclosed in the financial statements. Related party transactions are conducted at arm's length and are consistent with the terms of similar arrangements with unrelated parties.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – LIABILITIES AND DEBT

Simple Agreements for Future Equity (SAFE) - Over the company's lifetime, the company has entered into numerous SAFE (Simple Agreement for Future Equity), totaling $673,932.00, with third parties. The SAFE agreements have no maturity date and bear no interest. During the period ending December 31, 2023, a total of $97.932 was raised (also via SAFE note) through a crowdfunding campaign on WeFunder. The SAFE agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered throughout the company lifetime were $2.5M – 8M.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.0001 per share. 758,228 shares were issued and outstanding as of December 31, 2023.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.